March 17, 2009

Mail Stop 3561

David M. Morse
Chief Executive Officer
Location Based Technologies, Inc.
4989 E. La Palma Avenue
Anaheim, CA 92807

**RE:** **Location Based Technologies, Inc.**
**File No. 333-139395**
**Form 10-KSB: For the Fiscal Year Ended August 31, 2008**

Dear Mr. Morse:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief